

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Paul Quinlan
General Counsel
CymaBay Therapeutics, Inc.
7575 Gateway Blvd, Suite 110
Newark, CA 94560

>   **Re: CymaBay Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 28, 2018**
>   **File No. 333-229082**

Dear Mr. Quinlan:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Todd Schiffman at 202-551-3491 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Healthcare & Insurance